UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TECK COMINCO LIMITED
                                    (Registrant)



Date:    May 6, 2004                By: /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                           EXTERNAL NEWS RELEASE
                                                                        04-16-TC



FOR IMMEDIATE RELEASE:  May 5, 2004


                         TECK COMINCO LIMITED ANNOUNCES
               RESUMPTION OF CONSTRUCTION AT THE POGO GOLD PROJECT

Fairbanks, Alaska -- Teck Cominco Limited announced today that an agreement was reached this morning with Northern Alaska Environmental Center (NAEC) which will result in NAEC withdrawing their petition for review of the projects National Pollutant Discharge Elimination System (NPDES) filed on April 13, 2004. This agreement will allow Teck Cominco to immediately resume construction of the Pogo Gold project near Fairbanks, Alaska.

Karl Hanneman, Manager Public and Environmental Affairs for Teck Pogo Inc. said "We are delighted to get our Alaskan employees and contractors back to work on the project and we are taking steps to immediately resume construction."

Teck-Pogo Inc., an affiliate of Teck Cominco Limited, is the operator for the Pogo project, an advanced stage gold project 38 miles northeast of Delta Junction, Alaska. The Pogo project is a joint venture of Sumitomo Metal Mining America and SC Minerals America Inc., and Teck-Pogo Inc.


                                     - 30 -

For additional information, please contact:

Karl L. Hanneman
Manager Public & Environmental Affairs & Special Projects
Teck-Pogo Inc.
907.455.8325



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com